Exhibit 22.1

List of Guarantor and Issuer to the 8.125% Senior Notes due May 2025
As of December 31, 2020

Company		Incorporation
Exterran Corporation	Parent Guarantor	United States
EESLP LP LLC	Issuer	United States
EES Finance Corp.	Issuer	United States